QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 20

[MID-STATE BANCSHARES LOGO]	News Release

Date: May 1, 2002 Contact: James G. Stathos Title: Executive Vice President and Chief Financial Officer	Phone Number: 805/473-6803 Nasdaq Symbol: MDST Web site: www.midstatebank.com

Mid-State Bancshares Announces New Stock Repurchase Program

        ARROYO GRANDE, CA—The board of directors of Mid-State Bancshares (Nasdaq: MDST) has authorized a stock repurchase program for up to five percent (5%) of its outstanding shares, Chairman Carrol R. Pruett announced today. Based on the current outstanding shares, the buyback may result in the purchase of up to approximately 1,203,580 shares. These repurchases will be made from time to time by the Company in the open market or in block purchases or in privately negotiated transactions in compliance with Securities and Exchange Commission (SEC) rules. The program will begin in May 2002 and is expected to be effective for one year.

        "Repurchasing stock represents an attractive investment opportunity for Mid-State Bancshares, as well as a valuable tool for building shareholder value," said Pruett. "The buyback will reduce the number of outstanding shares, which will improve our earnings per share (EPS) and return on equity."

        Mid-State Bancshares' previous stock repurchase program began in April 2000 and the Company has nearly completed the repurchase of 1,055,438 shares. This new authorization will allow the Company to continue its buy-back program uninterrupted.

        Mid-State Bancshares is a $1.85 billion holding company for Mid-State Bank & Trust, an independent, community bank serving California's San Luis Obispo, Santa Barbara, and Ventura Counties. Since opening its doors in 1961, the Bank has grown to 39 offices serving over 115,000 customers.

  This Press Release includes "forward-looking statements" within the meaning of Section 27A of the Securities Act. All of the statements contained in the Press Release, other than statements of historical fact, should be considered forward-looking statements, including, but not limited to, those concerning (i) the Bank's strategies, objectives and plans for expansion of its operations, products and services, and growth of its portfolio of loans, investments and deposits, (ii) the Bank's beliefs and expectations regarding actions that may be taken by regulatory authorities having oversight of the operation, (iii) the Bank's beliefs as to the adequacy of its existing and anticipated allowances for loan and real estate losses and (iv) the Bank's beliefs and expectations concerning future operating results. Although the Bank believes the expectations reflected in those forward-looking statements are reasonable, it can give no assurance that those expectations will prove to have been correct. All subsequent written and oral forward-looking statements by or attributable to the Bank or persons acting on its behalf are expressly qualified in their entirety by this qualification. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof and are not intended to give any assurance as to future results. The Bank undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

  ###

QuickLinks

EXHIBIT 20
Mid-State Bancshares Announces New Stock Repurchase Program